Exhibit 12
General Electric Company
Ratio of Earnings to Fixed Charges

	(Dollars in millions)	Nine months ended September 30, 2006 (Restated)

	General Electric Company and consolidated affiliates
	Earnings from continuing operations before income taxes and minority interest	$17,761
Plus:	Interest and other financial charges included in expense	14,156
	One-third of rental expense (a)	496
	Adjusted “earnings”	$32,413

	Fixed Charges:
	Interest and other financial charges	$14,156
	Interest capitalized	59
	One-third of rental expense (a)	496
	Total fixed charges	$14,711

	Ratio of earnings to fixed charges	2.20

(a)	Considered to be representative of interest factor in rental expense.